February 27, 2015

VIA EDGAR

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Investment Funds (“Registrant”) Post-Effective Amendment No. 70 to the Registration Statement Filed on December 23, 2014 Securities Act File No. 0001104659-14-088545; Investment Company Act File No. 811-06652

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the Staff provided in a telephone conversation with the undersigned on February 3, 2015.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for each series of Aberdeen Investment Funds (collectively, the “Funds”).  For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.  Unless otherwise stated, comments generally apply to all series of Aberdeen Investment Funds.

In responding to the comments, where it is necessary to make changes to the Registrant’s registration statement, such changes will be made in a post-effective amendment(s) filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, (the “1933 Act”) prior to the date of effectiveness of the registration statement.

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor, Philadelphia, PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Member of the Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

Comments to the Summary Sections of all Series of Aberdeen Investment Funds

1.                                      Comment — Please revise the fee tables to conform with the Item 3 presentation requirements by adding in the line items and amounts of shareholder fees. Also, add the heading “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment).”

Response — These changes have been made.

2.                                      Comment — In the language above the expense examples, please make sure to conform the language exactly to Form N-1A. The language “no change in expenses” should be revised to say “the Fund’s operating expenses remain the same.”

Response — These changes have been made.

3.                                      Comment — In the language above the expense examples, please make sure to conform the language exactly to Form N-1A. The language “and expense limitations (if applicable)” should be deleted.

Response — These changes have been made.

4.                                      Comment — In the Performance Sections, the following two sentences are not required to be in the summary section of the Fund’s prospectus so please move them out of the summary section: “The returns in the bar chart do not reflect the impact of taxes. If the applicable taxes were included, the annual total returns would be lower than those shown.”

Response — These two sentences have been deleted.

5.                                      Comment — In the descriptions of the portfolio managers notes that the following team members are “primarily responsible….” If true, please track the Form N-1A language exactly by noting that the team members are “jointly and primarily responsible.”

Response — The language has been revised to read “jointly and primarily responsible.”

Aberdeen Select International Equity Fund and Aberdeen Select International Equity Fund II

6.                                      Comment — With respect to the Aberdeen Select International Equity Fund and Aberdeen Select International Equity Fund II, please include more descriptive language regarding what factors each Fund’s portfolio management team uses to determine whether to purchase or sell a security.

Response — A paragraph has been included in each Fund’s “Principal Strategies” section describing the Fund’s factors used in determining whether to purchase or sell securities.

7.                                      Comment — For the purposes of the Aberdeen Select International Equity Fund’s and Aberdeen Select International Equity Fund II’s 80% investment policies to invest “in equity securities issued by companies that are located in, or that derive the highest concentration of their earnings or revenues from, a number of countries around the world other than the U.S.” [emphasis added], how do the Funds determine where a company is located?

Response — Language has been added to each Fund’s summary section explaining how the Fund determines the country in which a company is located.

8.                                      Comment — With respect to the same 80% policies described in the above Comment, the “highest concentration of their earnings or revenues from a number of countries around the world other than the U.S.” did not give us adequate comfort that 80% of each Fund’s investments would be in securities economically tied to countries outside of the U.S.  Please explain how this policy is implemented, perhaps by providing an example.

Response — a company with its “highest concentration of earnings from a number of countries around the world other than the U.S.” means, in other words, a company that either: (i) obtains all of its annual earnings or revenue or assets from goods produced, sales made or services performed in a country that is not the U.S., or (2) obtains annual earnings or revenues or assets from multiple countries, with the highest percentage of annual earnings or revenue or assets from goods produced, sales made or services performed in a country that is not the U.S.

9.                                      Comment — Does the Aberdeen Select International Equity Fund invest in other investment companies as part of its principle investment strategies? If so, please provide disclosure regarding the risks of such investments.

Response — The Aberdeen Select International Equity Fund may invest in other investment companies, however, it is not a principal strategy of the Fund to make such investments. Therefore, risk disclosure regarding investments in other investment companies is only included in the Fund’s statement of additional information.

10.                               Comment — The Aberdeen Select International Equity Fund II can invest in companies of $2.5 billion or greater. The SEC believes that these investments could therefore include small capitalization securities, however, the Fund only discloses the risks of investing in medium capitalization securities. Please either include disclosure in the Fund’s summary section with respect to small capitalization securities risk, or provide a response that small capitalization securities are not a principal investments for the Fund.

Response — Small capitalization securities risk has been added to the Fund’s summary section.

Aberdeen Total Return Bond Fund (“Total Return Bond Fund”) and Aberdeen Global High Income Fund (“Global High Income Fund”)

11.                               Comment — For the Total Return Bond and Global High Income Funds, please confirm that the expense limitation agreements will be filed with the Funds’ Part C. Additionally, the expense limitation agreements need to be in effect for at least one year from the date of the Funds’ prospectus. Please revise the expense limitation agreement to run through the date of the prospectus, or remove the expense limitation agreement disclosure from the fee table.

Response — The Expense Limitation Agreements will be filed with the Funds’ Part C. The date of the Funds’ prospectus has been revised to be March 1, 2015, which then triggers a March 1 effective date for the expense limitation agreement. Additionally, prospectus references to the agreement terminating upon the date of the 2016 annual update (if that date is earlier than February 29, 2016) have been removed.

12.                               Comment — In the footnotes for the reimbursements for both the Total Return Bond and Global High Income Funds, it notes that the reimbursements must be paid within not more than three fiscal years after the year in which the Adviser limited the fees. This language appears to be inconsistent with the language in the SAI stating that Aberdeen may request and receive reimbursement at a date not to exceed three years from the fiscal year in which the corresponding reimbursement to the Fund was made.  Please reconcile and revise.

Response — The agreements state that the reimbursement may not be made more than three fiscal years from the fiscal year in which the corresponding reimbursement was made. Both the prospectus and statement of additional information references have been revised accordingly.

13.                               Comment — For the Total Return Bond and Global High Income Funds, please confirm: (1) that, if the waiver is reflected in the expense example, that it is a written contract in effect for at least one year, and (2) that, if the waiver is in effect for more than one year but less than two, that the waiver is only calculated into the first year of the 3, 5 and 10 year example calculations.

Response — We are able to confirm that: (1) the expense waiver agreements are written contracts in effect for at least one year, and (2) that the waiver is only calculated into the first year of the 3, 5 and 10 year example calculations.

14.                               Comment — For the Total Return Bond Fund, on page 8 of the prospectus, with respect to investments in futures, swaps and other derivatives, please confirm in your response letter that these securities are not valued based upon the notional amount.

Response — These instruments are not valued using the notional amount.

15.                               Comment — With respect to the Total Return Bond Fund’s 80% policy on page 8 of the prospectus, are derivatives included in the 80% bucket (i.e. both the numerator and the denominator)?

Response — Derivatives are included in the 80% bucket (i.e. both the numerator and the denominator).

16.                               Comment — If the answer to the above question is yes, please confirm that any derivatives included within the 80% bucket with respect to the Total Return Bond Fund’s 80% policy have the economic characteristics of bonds.

Response — This has been confirmed.

17.                               Comment — The Total Return Bond Fund notes on page 9: “Although the Fund typically invests in investment grade fixed income securities, it may continue to hold a security that has been downgraded below investment grade (i.e., “junk bonds”).”  Please include risk disclosure with respect to junk bonds.

Response — A paragraph relating to lower-rated securities risk has been added.

18.                              Comment — Please disclose the Global High Income Fund’s maturity policy. If the Fund does not have a maturity policy, please disclose that the Fund can invest in any maturity.

Response — The Fund does not have a maturity policy, and the prospectus has been revised to disclose that the Fund may invest in any maturity.

19.                               Comment — There is not comfort that the Global High Income Fund is in fact “Global.” Please provide some disclosure to show how the Fund determines that it is significantly invested in countries outside of the U.S.

Response — Under normal circumstances, the Fund will invest at least 40% outside the U.S. and disclosure has been added describing the Fund’s new policy in detail.

20.                               Comment — Please add risks of structured notes and ABS. Additionally, there is disclosure that the Global High Income Fund may invest up to 25% in equity securities, in which case there should be corresponding risk disclosure.

Response — “Market risk” and “securities selection risk” paragraphs have been added.

21.                               Comment — If the Fund writes credit default swaps, there should be risk disclosure provided in the prospectus as writing of credit default swaps is considered a higher risk practice.

Response — A credit default swaps risk paragraph has been added, which includes risks specific to writing credit default swaps.

General Prospectus Comments — all Funds

22.                               Comment — On page 20, the paragraphs above the table indicate that what is being discussed are the Funds’ “common” investments. Does the word “common” indicate or include principal risks? If applicable, please distinguish between the principal and non-principal investments and risks.

Response — The sentence was revised to indicate that the table includes both principal and other common investments and risks. The sentence now notes that the principal strategies are those discussed in each Fund’s summary section and the rest are common strategies and risks.

23.                               Comment — If applicable, please indicate that the portfolio management team is “jointly and primarily responsible for portfolio management.” Form N-1A says “jointly and primarily”, however, the prospectus currently only uses the word “primarily” responsible.

Response — We have incorporated “jointly and” language into the summaries for each of the four Funds.

24.                               Comment — Please consider changing the format of the financial highlights section so that the column headers are instead left hand row headers while the fiscal years are column headers.

Response — We would prefer to retain this format in order to match the financial highlights filed with the Funds’ audited annual financial reports.

25.                              Comment — On the back cover of the prospectus, it is noted that additional information may be requested from the SEC by electronic request. Please disclose that there is a fee associated with these requests.

Response — Disclosure regarding the fact that there is a fee for the service has been added.

Statement of Additional Information

26.                               Comment — On page 78 of the SAI, add disclosure with respect to Fund purchases of credit default swaps indicating, if true, that the Funds will segregate premium payments and prepayment penalties to cover obligations.

Response — Disclosure has been added regarding the segregation of these payments.

27.                               Comment — Please confirm that the Funds do not pay the interested Trustee.

Response — Confirmed.

28.                               Comment — On page 114, if the Funds’ underwriter is an affiliate of the Funds, please disclose.

Response — Disclosure has been added indicating that the underwriter is affiliated with the Funds’ adviser.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:	Jay Baris, Morrison & Foerster LLP